Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Presents Preliminary Results from Phase 1/2 Dose
Escalation Study of COM701 with Opdivo® and BMS-986207
(Anti-TIGIT Antibody) at SITC 2021

•	Dose escalation study clears the path to a comprehensive evaluation of Compugen’s DNAM axis hypothesis of triple blockade of PVRIG, TIGIT and PD-1 pathways in select biomarker informed indications

•	Triple combination of COM701, nivolumab and BMS-986207 (anti-TIGIT antibody) was well tolerated with a favorable safety and toxicity profile

•	Translational data support potent immune activation following triple blockade across measures of immune function

•	Best response of stable disease in heavily pretreated heterogenous all-comer patient population with a median of 10 and up to 19 prior therapies

•	Expansion cohorts enrolling in select biomarker-informed tumor types

•	Management will discuss the preliminary results as part of the Q3 earnings call, today at 8:30am ET

HOLON, ISRAEL – November 12, 2021 – Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today announced the presentation of preliminary results from its ongoing Phase 1/2 triple combination dose escalation study evaluating the combination of COM701, Compugen's potentially first-in-class anti-PVRIG antibody, with Bristol Myers Squibb's (NYSE: BMY) anti-PD-1, Opdivo® and BMS-986207, an investigational anti-TIGIT antibody, at the 36th Annual Meeting of the Society for Immunotherapy of Cancer (SITC), being held November 10-14, 2021.

“The preliminary data reported from this Phase 1/2 triple combination dose escalation study demonstrate that triple blockade of PVRIG, TIGIT and PD-1 is well tolerated, with a favorable safety and toxicity profile and a maximum tolerated dose was not reached.” said principal investigator and presenting author Ecaterina Elena Dumbrava, M.D., Assistant Professor of Investigational Cancer Therapeutics, at the University of Texas MD Anderson Cancer Center. “The totality of the data is encouraging and I look forward to enrolling patients to the expansion cohorts in select tumor types to potentially address the unmet need of patients who do not respond to existing immune checkpoint inhibitors.”

Anat Cohen-Dayag, Ph.D., President and CEO of Compugen, added, “Demonstrating a favorable safety profile in the triple combination study is an important milestone, which enables further development of our differentiated blockade of the DNAM axis. We are excited about the translational results which suggest that triple blockade of PD-1, TIGIT and PVRIG, in this heavily pretreated patient population, has the potential to support potent immune activation, which aligns with our extensive preclinical models which predicted this effect.”

Rupert Vessey, President of Research and Early Development at Bristol Myers Squibb, said, “We are pleased to continue our collaboration with Compugen to further generate translational data regarding the inhibition of the DNAM axis in a clinical setting. The initial translational data indicate potential potent immune activation with triple blockade of PD-1, TIGIT and PVRIG that is consistent across measures of immune function. We look forward to further studying the DNAM axis hypothesis of triple blockade of these pathways in select biomarker informed indications.”

Key findings from the poster presentation titled, “COM701 in combination with BMS-986207 (anti-TIGIT antibody) and nivolumab - preliminary results of safety, tolerability, and pharmacokinetics in patients with advanced solid tumors (NCT04570839),” with a data cutoff date of September 3, 2021, include:

Key findings from the study
•
The study enrolled 13 patients with a variety of advanced solid tumors cancers (all comers) who have exhausted all available standard treatments. All the patients received escalating doses of COM701 in combination with fixed doses of nivolumab and BMS-986207

•	The study population was heavily pretreated with a median of 10 prior therapies, with a minimum of 1 and maximum of 19
•	The combination was well tolerated with no dose limiting toxicity and a favorable safety and toxicity profile
•	COM701 20 mg/kg was selected as the recommended dose for expansion in combination with nivolumab and BMS-986207 (both at 480 mg) with all the study drugs administered IV Q4W

•
Translational assessment of peripheral blood from all patients showed a positive pharmacodynamic activation of the immune system following treatment, including increased T and NK cell activation, memory T cell proliferation and IFNγ induction, which is supportive of immune activation following triplet blockade.

•	Best responses of stable disease were reported in 3 patients, one patient with prostate cancer remains on study beyond 100 days of treatment.

Study Progress
•	Expansion cohorts are enrolling patients in biomarker informed select tumors.

The poster is available to conference attendees for the duration of the SITC conference and will be archived on the Publications section of Compugen’s website.

About Compugen
Compugen is a clinical-stage discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop therapeutics in the field of cancer immunotherapy. Compugen’s lead product candidate, COM701, a potentially first-in-class anti-PVRIG antibody, for the treatment of solid tumors, is undergoing Phase 1 studies as a single agent and in dual, and triple combinations. COM902, Compugen’s second fully owned clinical antibody targeting TIGIT, for the treatment of solid and hematological tumors, is undergoing Phase 1 studies as a single agent and in dual combination. Partnered programs include bapotulimab, a therapeutic antibody in Phase 1 development targeting ILDR2 licensed to Bayer under a research and discovery collaboration and license agreement, and AZD2936, a TIGIT/PD-1 bispecific in Phase 1 development derived from COM902 through a license agreement with AstraZeneca for the development of bispecific and multi-specific antibodies. Compugen’s therapeutic pipeline of early-stage immuno-oncology programs includes myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Opdivo® is a trademark of Bristol-Myers Squibb Company.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements to the effect that the dose escalation study clears the path to a comprehensive evaluation of Compugen’s DNAM axis hypothesis of triple blockade of PVRIG, TIGIT and PD-1 pathways in select biomarker informed indications; statements relating to enrolment in the expansion cohort in select tumor types; statements regarding the possibility that translational results suggest that triple blockade of PD-1, TIGIT and PVRIG has the potential to support potent immune activation; and statements to the effect that we will further study the DNAM axis hypothesis of triple blockade of pathways in select biomarker informed indications. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may negatively impact the global economy and may also adversely affect Compugen’s business and operations; Clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:
Yvonne Naughton, PhD
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

Investor Relations Contact:
John Mullaly
LifeSci Advisors, LLC
Email: jmullaly@lifesciadvisors.com
Tel: +1 (617) 429-3548